 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Applied Neurosolutions, Inc.
(Name of Issuer)

Common Stock, $0.0025 par value per share
(Title of Class of Securities)

         03823Y104
(CUSIP Number)

                         February 13, 2007
(Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03823Y104

1)	Name of Reporting Person	Edward B. Benjamin, Jr.
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a).....	_____
	(b).....	_____

3)	SEC Use Only

4)	Citizenship or Place of Organization	United States of America

Number of	(5) Sole Voting Power	0 shares
Shares
Beneficially	(6) Shared Voting Power	8,317,780 shares*
Owned by
Each Reporting	(7) Sole Dispositive Power	0 shares
Person
With:	(8) Shared Dispositive Power	8,317,780 shares*

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	8,317,780 shares*

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	_____

11)	Percent of Class Represented by Amount
	in Row (9)	8.5%**

12)	Type of Reporting Person (See Instructions)	IN

*             The shares beneficially owned represent 100,000 shares of common stock held by the reporting person's spouse and 8,217,780 shares of common stock held by two family trusts of which the reporting person is a co-trustee and of which his spouse, children and grandchildren are the beneficiaries.  The other co-trustee, United States Trust Company, N.A., is reporting its ownership of these shares on a separate Schedule 13G.  The shares held by the trusts are described as follows:  (i) 5,867,514 shares of common stock and (ii) 2,350,266 shares of common stock issuable upon the exercise of warrants held by the trusts.  The reporting person disclaims beneficial ownership of all shares reported.

**           Based on 95,676,000 total shares outstanding as of December 31, 2006 and 2,350,266 shares that may be acquired upon the exercise of warrants held by the trusts.

Item 1(a)	Name of Issuer:

Applied Neurosolutions, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

50 Lakeview Parkway Suite 111 Vernon Hills, Illinois 60661

Item 2(a)	Name of Person Filing:

Edward B. Benjamin, Jr.

Item 2(b)	Address of Principal Business Office:

201 St. Charles Avenue Suite 5100 New Orleans, Louisiana 70170

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0025 par value per share

Item 2(e)	CUSIP Number:

03823Y104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

	(a)	Amount Beneficially Owned	8,317,780 shares

	(b)	Percent of Class	8.5%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote	0 shares

		(ii) Shared power to vote or to direct the vote	8,317,780 shares

		(iii) Sole power to dispose or to direct the disposition of	0 shares

		(iv) Shared power to dispose or to direct the disposition of	8,317,780 shares

                        The shares beneficially owned represent 100,000 shares of common stock held by the reporting person's spouse and 8,217,780 shares of common stock held by two family trusts of which the reporting person is a co-trustee and of which his spouse, children and grandchildren are the beneficiaries.  The other co-trustee, United States Trust Company, N.A., is reporting its ownership of these shares on a separate Schedule 13G.  The shares held by the trusts are described as follows:  (i) 5,867,514 shares of common stock and (ii) 2,350,266 shares of common stock issuable upon the exercise of warrants held by the trusts.  The reporting person disclaims beneficial ownership of all shares reported.

Item 5.             Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [  ] .

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.             Identification and Classification of Members of the Group.
Not applicable.

Item 9.             Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2006.

Date:  February 13, 2007                                             By:          /s/ Edward B. Benjamin, Jr.
                                                                                                          Edward B. Benjamin, Jr.